LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

November 21, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Variable Series Funds, Inc. Securities Act File No. 002-74452 Investment Company Act File No. 811-03290 Post-Effective Amendment No. 62

Ladies and Gentlemen:

On behalf of BlackRock Variable Series Funds, Inc. (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 62 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock Balanced Capital V.I. Fund (the “Fund”).

The Amendment is being filed pursuant to 485(a)(1) under the 1933 Act in order to make certain changes to the Fund’s fees and expenses, management, investment process, investment strategies, investment risks and the benchmark index, as noted in a Supplement to the Fund’s Prospectus filed on November 14, 2012. In addition, we note that Fund will be renamed the BlackRock Managed Volatility V.I. Fund.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (202) 303-1285.

Very truly yours,

/s/ Anne C. Choe
Anne C. Choe

Enclosures

cc:	Ben Archibald, Esq.
Gregory Daddario, Esq.
Maria Gattuso, Esq
Anthony Geron, Esq.